SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Aegon Ltd.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

0076CA104

(CUSIP Number)

J.O. van Klinken

General Counsel

Aegonplein 50, 2591 TV

The Hague, The Netherlands

+31 610198362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0076CA104	13D	Page 1 of 5 pages

1	Names of Reporting Persons Vereniging AEGON
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 315,532,860*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 315,532,860*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 315,532,860*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.0%*
14	Type of Reporting Person OO

*

Does not include 381,813,800 Common Shares B held by the Reporting Person, which, when combined with the Common Shares reported herein, give the Reporting Person the power to vote 32.6% of the total voting power of the Issuer.

CUSIP No. 0076CA104	13D	Page 2 of 5 pages

EXPLANATORY NOTE

This Amendment No. 10 (“Amendment No. 10”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on January 16, 1998 (as amended, the “Schedule 13D”), relating to the common shares, par value €0.12 per share (the “Common Shares”), of Aegon Ltd., an exempted company with liability limited by shares organized under the laws of Bermuda (f/k/a Aegon N.V., a public limited company organized in the Netherlands) (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended and supplemented as follows:

Share Repurchase Agreement

On December 8, 2023, the Reporting Person entered into a share repurchase agreement (the “Share Repurchase Agreement”) with the Issuer, pursuant to which the Reporting Person agreed to participate in the second and third tranche of the Issuer’s share buyback program (the “SBB Program”) and the Issuer agreed to repurchase a certain number of Common Shares from the Reporting Person for an aggregate consideration equal to EUR 139,500,000, which will be equally distributed over the total number of trading days during the period that begins with commencement of the second tranche of the SBB Program until the end of the SBB Program on June 28, 2024, excluding any potential acceleration. The number of Common Shares that the Issuer will repurchase from the Reporting Person will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam. The Reporting Person is entering into the Share Repurchase Agreement so that its ownership of Common Shares as a percentage of the class will remain approximately the same before and after completion of the SBB Program.

The foregoing description of the Share Repurchase Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Common Shares B Repurchase

On December 18, 2023, the Issuer repurchased 112,619,440 Common Shares B from the Reporting Person for an aggregate amount of €14,804,951.58, in order to align the aggregate voting power of the Common Shares B held by the Reporting Person to 32.64% of the total voting securities of the Issuer, as specified in the Voting Rights Agreement.

CUSIP No. 0076CA104	13D	Page 3 of 5 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

•	Amount beneficially owned: 315,532,860

•	Percent of Class: 18.0%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 315,532,860

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 315,532,860

•	Shared power to dispose or direct the disposition of: 0

The above percentage is based on 1,754,432,171 Common Shares outstanding as of December 18, 2023, as disclosed by the Issuer.

The amounts reported in this Item 5 do not include the Common Shares B beneficially owned by the Reporting Person. The Reporting Person has the sole power to vote and dispose of 381,813,800 Common Shares B, which, when combined with the Common Shares reported above, give the Reporting Person the power to vote 32.6% of the total voting power of the Issuer.

(c)	During the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Shares.

(d)	None.

(e)	Not applicable.

CUSIP No. 0076CA104	13D	Page 4 of 5 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Share Repurchase Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Item 7 to the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

3	Share Repurchase Agreement, dated as of December 8, 2023.

CUSIP No. 0076CA104	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2023

Vereniging AEGON

By:	/s/ L.J. Hijmans van den Bergh
Name: L.J. Hijmans van den Bergh
Title: Chairman